Exhibit — (a)(5)(i)

NETRO ANNOUNCES SELF TENDER OFFER, STOCK REPURCHASE PLAN

San Jose, CA, July 18, 2002 – (Business Wire) — Netro Corporation (NASDAQ: NTRO), a leading provider of broadband fixed wireless solutions, announced today that its Board of Directors has authorized the Company to purchase up to 23,000,000 shares, or approximately 38% of its outstanding common stock, under a Dutch auction tender offer at a purchase price per share of between $3.50 and $4.00.

The tender offer will commence Friday, July 19, 2002 and will expire at 5:00 p.m. New York City time on Friday, August 16, 2002, unless extended.

Netro is also announcing that its Board has authorized management to make open market repurchases of its shares. The repurchases will not take place until at least 10 business days after the tender offer is completed and are subject to applicable SEC and other regulations. The maximum amount to be used in such repurchases is $100,000,000, less the amount actually used to purchase shares in the tender offer.

Commenting on the Board’s action, Gideon Ben-Efraim, Netro’s Chairman and Chief Executive Officer, stated: “The Board took this action following a thorough review of Netro’s AirStar and Angel product lines and their respective markets. Based upon management’s assessment of current and potential market demand, the Board believes that Netro’s market sector, while experiencing a cyclical downturn, continues to hold long-term potential and that both AirStar and Angel are well-positioned to benefit when the market recovers. The Board has determined that the Company has sufficient cash resources to finance the tender offer and subsequent repurchase without compromising its ability to achieve its long-term financial, operational and product goals.”

Ben-Efraim continued: “While the Board has periodically reviewed alternative uses of the Company’s cash resources, such as possible acquisitions, it has not identified any current acquisition opportunities that it believes are available on attractive terms. The Board believes that the offer is an effective means of returning excess cash to stockholders because it permits tendering stockholders to have their shares repurchased at a premium of approximately 41% to 61% over Netro’s closing price per share of $2.49 on July 17, 2002, the last full trading day prior to the date of the announcement of the tender offer. In addition, it permits stockholders who elect not to tender their shares to the company to retain a greater percentage ownership in Netro following the tender offer.”

Neither Netro nor its Board of Directors nor the dealer manager is making a recommendation to stockholders as to whether to participate in the offer, or the price or prices at which stockholders may choose to tender their shares. We have consulted with our directors and executive officers, each of whom have indicated that they do not intend to participate in the tender offer. Certain affiliates of our directors, however, including AT&T Wireless Services, Inc. and an adult son of Gideon Ben-Efraim may choose to participate in the tender offer.

Sanjay Khare, Netro’s Chief Financial Officer commented: “After completion of the tender offer, Netro expects to have sufficient cash, marketable securities and cash flow to meet its ongoing needs for operations and anticipated capital expenditures.”

Under the terms of the offer, Netro stockholders may offer to sell to Netro all or a portion of the shares they own within a price range of $3.50 to $4.00 per share in cash. As a result, assuming Netro’s tender offer is fully subscribed, Netro expects to purchase approximately 38% of its outstanding common stock. Netro intends to fund the tender offer with its cash on hand. At June 30, 2002, Netro had approximately $278 million in cash, cash equivalents and short and long term marketable securities.

Under the Dutch auction procedure, Netro will be soliciting stockholder interest in tendering all or a fraction of their shares at prices between $3.50 and $4.00 per share. The price at which Netro’s common stock is purchased from tendering stockholders and the amount of common stock purchased will depend on the prices at which tendering holders specify that they are willing to sell their common stock and the total number of common stock tendered. Netro Corporation will determine a final purchase price that is the lowest price in the price range enabling it to purchase up to the offer amount of all validly tendered shares at or below the purchase price. Netro Corporation will pay the same final purchase price for all Netro common stock purchased in the tender offer, including for shares tendered at prices below the final purchase price.

If the amount of validly tendered Netro common stock exceeds 23,000,000 shares, Netro will accept for payment at the final purchase price all common stock tendered at or below the final purchase price on a pro rata basis, with the proration based on the number of shares properly tendered by each holder and accepted by the company. Netro common stock tendered at prices above the final purchase price or otherwise not purchased will be returned to tendering stockholders.

The terms and conditions of the tender offer will appear in Netro’s Offer to Purchase, which will be dated July 19, 2002, and the related Letter of Transmittal. Copies of these and other related documents will be mailed to all holders of Netro common stock. Subject to applicable law, Netro may, in its sole discretion, waive any condition applicable to the tender offer and may extend or otherwise amend the tender offer. The tender offer is not conditioned on a minimum amount of Netro common stock being tendered. The consummation of the tender offer is subject to certain conditions described in the Offer to Purchase.

Goldman, Sachs & Co. is acting as the dealer manager of the tender offer, Georgeson Shareholder Communications Inc. is the information agent and American Stock Transfer & Trust Company is the depositary. After commencement of the offer, additional information concerning the terms of the tender offer, including all questions related to the mechanics of the tender offer may be obtained by contacting the information agent at (866) 367-5514 or the dealer manager at (800) 323-5678.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY NETRO’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT NETRO WILL BE SENDING OUT ON JULY 19, 2002. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFERS. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE STOCK TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

After the commencement of the tender offer, additional information about the Tender Offer will be found at http://www.netro-corp.com/investors/tenderoffer

A conference call to discuss the company’s financial results for the second quarter and the tender offer will be held today, July 18, 2002, at 2:30 p.m. PDT, 5:30 p.m. EDT. Dial in numbers for the call are: Domestic: 1-800-474-8920 and International 1-719-457-2727 with the passcode 518006. The call will also be webcast using links at http://www.netro-corp.com. For those unable to participate in the call, there will be a replay available from July 18th, 2002 at 5:30 p.m. PDT, through July 25th, 2002 11:59 p.m PDT. Please call: Domestic 1-888-203-1112 or International 1-719-457-0820 with the passcode 518006.

About Netro Corporation

Netro Corporation is a leading provider of fixed broadband wireless systems used by telecommunications service providers to deliver voice and high-speed data services for access and mobile infrastructure applications to customers worldwide. Netro’s vision is to provide breakthrough technology packaged in a carrier-class, practical solution that enables quick service delivery and efficient use of capital. Netro offers a broad range of low and high frequency products for business and residential, access and mobile infrastructure needs, with a wide set of licensed frequencies for point to multipoint: 1.9 to 39 GHz. The Company’s AirStar and Angel products have an impressive track record of performance and stability worldwide.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Potential risks and uncertainties include, but are not limited to, political and economic conditions in the countries we do business in, business conditions generally, growth in the telecommunications industry, delays in the expansion of networks by existing customers, the financial condition and strategy of our OEM partners, lower than expected customer orders, competitive pressures, technological difficulties encountered in developing new products, the availability of capital to service providers, the ability to timely adopt the Angel product for the international marketplace, achieving revenues from the Angel product in the second half of 2002, and Netro’s ability to manufacture and sell the Angel product on a cost-effective basis. We expressly disclaim any responsibility to update any projections contained herein. Further information regarding these and other risks is included in Netro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, in Netro’s Quarterly Report on Form 10-Q for the three months ended March 31, 2002 and in its other filings with the Securities and Exchange Commission.

Media Contact

Jeff Lloyd
Sitrick & Company, Inc.
(310) 788-2850

Investor Contact

Sanjay Khare, CFO
Netro Corporation
(408) 216-1500